UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

July 2022

Commission File Number: 001-40507

Full Truck Alliance Co. Ltd.

No. 123 Kaifa Avenue Economic and Technical Development Zone, Guiyang Guizhou 550009 People’s Republic of China +86-851-8384-2056	Wanbo Science and Technology Park, 20 Fengxin Road Yuhuatai District, Nanjing Jiangsu 210012 People’s Republic of China +86-25-6692-0156

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

TABLE OF CONTENTS

Exhibit 99.1	Press release: Full Truck Alliance Co. Ltd. Announces Gross Transaction Value for the Second Quarter of 2022

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Full Truck Alliance Co. Ltd.

By:	/s/ Peter Hui Zhang
Name:	Peter Hui Zhang
Title:	Chairman and Chief Executive Officer

Date: July 25, 2022

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